RAMPER INNOVATIONS

2022 Report

Dear investors,

Ramper Innovations' company structure is based on four distinct business functions

Company Structure/Administration

Operating the company from a place of directorship rather than feeling "along for the ride". We are driving the bus now.

Advisory Board - Tom, Dave, Tim Rane, Michael Bloomfield.

More contractors working

Tim Fulton, CEO, Maury Skeele, COO, Charlie Petrie, Head of Product Development, Alaina Brown, Administrative and Operations Assistant, Kevin Sobolesky, Lead Electrical Designer; Danen Vest, Project Manager

Onboarded Zoho, a customer relations management (CRM) software

Marketing/Sales

Marketing

Increased brand recognition on an international level within the aviation sector.

Expo successes – 2 shows in the US, 2 in Europe

Updated Website

LI 2300 to 4,203 Tim Fulton connections; LI 625 to 1,899 Ramper Innovations Followers; consistent posting 2x/wk

Monthly Customer Newsletter

Sales

Crossed the pre-revenue threshold: two sales and reimbursement for demos

Defined Sales Process

Developed a Sales Funnel - 57 companies in the Sales Funnel, prioritized by Top 10, 2030, 30+, Top 10 receive weekly touches

Product

Export readiness advancements

Initiated CE certification

Export Plan/Checklist for Compliance

Production-ready

Leasing offering

Defined warranty and servicing

Inventory for five units – excluding MDRs, belts, and control cards

Finance

Raised an additional $275K through Wefunder, $257,571 after fees.

Monthly Investor Update

We need your help!

We would love to be introduced to additional investors that can help us close our seed round.

Follow us and share our posts on LinkedIn. Sign up for our monthly investor update and let us know if you have any questions.

Help us spread the word about the change we are bringing to aviation and other industries that manually move materials in places where space is limited.

Sincerely,

Leslie
Secretary

Tim Fulton
CEO

Our Mission

An internationally recognized supplier of innovative products that keep workers safe, and makes their job easier, not just in the airline industry, but across multiple industries.

See our full profile

How did we do this year?

Report Card

B+

The Good

Bringing on a COO has brought sound business practices, strategy, and measurable goals. Added two advisory board seats.

We have implemented a CRM system and steady growth in connections and contacts. Large sales funnel resulting in our first sales.

Beta mode: demonstrations brought us good information, allowing us to make adjustments to our processes and products.

The Bad

Didn't reach the desired amount for our seed round.

Our traction would have been much better if we had additional units and ways to support them, allowing us more regions to demo in.

Had some demos that didn't result in Sales.

2022 At a Glance

January 1 to December 31

$0
Revenue

-$201,279
Net Loss

$37,863 +32%
Short Term Debt

$272,562
Raised in 2022

$1,246
Cash on Hand
As of 02/21/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We keep ramp agents safe + save airlines money

I spent 38 years doing the physically demanding job. I saw far too many of my fellow agents getting injured because there was not an affordable solution to the manual method. I choose this idea because it works. I care because I deal with back pain every single day and I want to make sure that isn't the case for others who are doing the job.

Ramper Innovations help airlines reduce injuries to the employees and the cost of their ground handling operations.

An internationally recognized supplier of innovative products that keep workers safe, and makes their job easier, not just in the airline industry, but across multiple industries.

Milestones

Ramper Innovations Inc. was incorporated in the State of Alaska in July 2020.

Since then, we have:

- 🏆 Winner of Alaska Angel Conference investment 2019 and raised $350K to date

- 💫 2 patents issued, multiple international trademark protections pending

- 💥 Beta agreements w/ AeroMexico, VivaAerobus, AeroCharters

- ✅ Distribution agreement for 40 units w/ HQ Mexico by end of 2022

- 💪 First sale, January 2022

- 🌍 $4B total addressable market globally

- 👍 Founder has 38 years of experience in the industry

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $0 compared to the year ended December 31, 2021, when the Company had revenues of $0. Our gross margin was % in fiscal year 2022, compared to % in 2021.

- *Assets*. As of December 31, 2022, the Company had total assets of $60,476.96, including $34,623.36 in cash. As of December 31, 2021, the Company had $25,918 in total assets, including $14,200 in cash.

- *Net Loss*. The Company has had net losses of $201,278.66 and net losses of $140,601 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities*. The Company's liabilities totaled $831,066.54 for the fiscal year ended December 31, 2022 and $269,585 for the fiscal year ended December 31, 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $292,295 in debt and $337,500 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ramper Innovations Inc. cash in hand is $1,246, as of February 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $21,809/month, for an average burn rate of $21,809 per month. Our intent is to be profitable in 4 months.

We are incurring the cost of manufacturing multiple units, contractors to help us with the assembly, manufacturing of parts, purchasing of off-the-shelf items as well as our operational needs.

In the next three months, we anticipate incurring $36,000 in expenses, and we expect to generate in the same timeframe $130,260 in revenue.

Ramper is currently not profitable but sales are starting to come in from customers, sales agents, and distributors. We are anticipating being self-sustaining. Our next funding will help us obtain growth.

Our current capital is in our inventory and orders we are producing for. We are currently not in a fundraiser campaign.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -333%** **Earnings per Share: -$201,278.66** **Revenue per Employee: $0** **Cash to Assets: 57%** **Revenue to Receivables: ~** **Debt Ratio: 1,374%**

Ramper_2022_Financials.odf | Ramper_Innovations_Statement_of_Changes_in_Equity.pdf | Wefunder_required_notes.pdf | ProfitandLoss.pdf | BalanceSheet.odf | StatementofCashFlows.pdf | 21.12.31_FINAL_FS_Ramper__2_.pdf

We ❤ Our 278 Investors

Thank You For Believing In Us

Mary Chambers	Herman Venter	Jacqueline Edwards	Charles Russell	Fritz Mortimer	Christopher Evans	Andy Garcia
Hatem Rowaihy	49th State Angel Fund	James OBrien	Garey Smith	Kathy K Clemo	Ron White	Jarred Chute
Aldrien C Crisologo	Silviya Tzvetanova Hristova	Aldrien C Crisologo	Victor Bhattacharjee	Garey Smith	Meredith Webb	Kathy K Clemo
Lauren Burkey	James OBrian	Ron White	Jarred Chute	Silviya Tzvetanova Hristova	Victor Bhattacharjee	Meredith Webb
Lauren Burkey	Meredith Webb	Meredith Webb	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova	Silviya Tzvetanova Hristova
Silviya Tzvetanova Hristova	Meredith Webb	Meredith Webb	Victor Bhattacharjee	Victor Bhattacharjee	Victor Bhattacharjee	Victor Bhattacharjee
Victor Bhattacharjee	Lauren Burkey	Lauren Burkey	Lauren Burkey	Lauren Burkey	Lauren Burkey	Tiffany Shafer
Nicolas Suarez	Mary Turcott	Mark Stopha	Dave Turcott	Jacqueline Summers	Candy FitzPatrick	Russell Carlson
Nic Mink	Mim McConnell	Cat Lieser	Marie Murray	Michelle Morrell	Peter Bui	Cat Lieser
Mim McConnell	Koca Collins	Nic Mink	Lon Garrison	Jerry Dzugan	Marie Murray	Michelle Morrell
Peter Bui	Koca Collins	Lon Garrison	Jerry Dzugan	Marie Murray	Marie Murray	Jerry Dzugan
Marie Murray	Marie Murray	Koca Collins	Koca Collins	Koca Collins	Koca Collins	Koca Collins
Michelle Morrell	Michelle Morrell	Michelle Morrell	Michelle Morrell	Michelle Morrell	Lon Garrison	Lon Garrison
Lon Garrison	Lon Garrison	Peter Bui	Peter Bui	Peter Bui	Peter Bui	Peter Bui
Jerry Dzugan	Jerry Dzugan	Jerry Dzugan	Jerry Dzugan	Wade Block	Wade Block	Wade Block
Wade Block	Wade Block	Kaitlin Humphrey	Karen Haley	Hugh L Fulton	Loren Gerrard	Tasche Streib
Phyllis Hackett	Adam Hackett	John Brian Scott	John W Skeele	Cameron Hilton	Geogy Philip	Robert Stein
Faustina Irona	Maggie Dunlap	Raymond Grant	Arthur Smart	John Dunlap	Eddy Mentzer	Roger Russell
Brian Smith	Brenda Campen	Muhammad Asad Tahir	Brandon Gorhendur	Mitchell Wolfman	Alaskanorm@Centurylink	Sudhakar M Reddy
Lenora Fechter	Gregory Wong	Bruce Hull Elgin	Gary Wall	Virginia L May	Jacqueline Yeagle	Keri Landgren
Jeff J Dudd	John Woodburn	Anthony Godshell	Sharon Lane	Steven Strickler	Benjamin Brenner	Jonathan Hendrickson
Linda Butler	Theresa Tran	Steve Hagler	Mary Shanley	Okpo Kalu	Becky Strub	Timi C Tullis
John Collins	Carolyn Sharp	Liam Zsolt	J Jung	Mark Hackett	Nerea Ecoizo	Ajit Panikulam
Farrad Conover	J Jung	Okpo Kalu	David LeMieux	Chelsea L	Theresa Tran	David Adrian
Jeff J Dudd	Sergio Medina II	Becky Strub	Farrad Conover	Carolyn Sharp	Jacqueline Yeagle	Timi C Tullis
Michel Baumgartner	Ajit Panikulam	Vladimir Lizak	Nerea Freiza	Joanna Majeski	Chris Beus	Carlton R Baker
Tammy Hong	Don Lehmann	John Collins	Liam Zsolt	Sudhakar M Reddy	Melanie C Kabler	Mark Hackett
Tracie Harang	David LeMieux	Chelsea L	David Adrian	Jeff J Dudd	Sergio Medina II	Jacqueline Yeagle
Michel Baumgartner	Vladimir Lizak	Joanna Majeski	Chris Deus	Carlton R Baker	Tammy Hong	Don Lehmann
Melanie C Kabler	Tracie Harang	Michel Baumgartner	Sergio Medina II	Joanna Majeski	Chelsea L	Jacqueline Yeagle
Tracie Harang	Melanie C Kabler	Michel Baumgartner	Sergio Medina II	Joanna Majeski	Sergio Medina II	Sergio Medina II
Vladimir Lizak	Vladimir Lizak	Vladimir Lizak	Vladimir Lizak	Joanna Majeski	Joanna Majeski	Joanna Majeski
Michel Baumgartner	Michel Baumgartner	Chelsea L	Jacqueline Yeagle	Don Lehmann	Don Lehmann	Don Lehmann
Don Lehmann	Don Lehmann	Don Lehmann	Jacqueline Yeagle	Jacqueline Yeagle	Chelsea L	Chelsea L
Jeff J Dudd	Jeff J Dudd	Jeff J Dudd	Jeff J Dudd	Jeff J Dudd	Tracie Harang	Melanie C Kabler
Chris Deus	Chris Deus	Chris Deus	Chris Deus	Chris Deus	Tracie Harang	Tracie Harang
Tracie Harang	David LeMieux	David LeMieux	David LeMieux	David LeMieux	David LeMieux	Melanie C Kabler
Melanie C Kabler	Melanie C Kabler	Tammy Hong	Tammy Hong	Tammy Hong	Tammy Hong	Tammy Hong
Tammy Hong	Tammy Hong	David Adrian	David Adrian	David Adrian	David Adrian	David Adrian
Carlton R Baker	Carlton R Baker	Carlton R Baker	Carlton R Baker	Carlton R Baker		

Thank You!

From the Ramper Innovations Team



Tim Fulton
CEO



Maury Hackett
Executive Assistant



Tom Perkowski
Special Advisor

Proven business leader with significant strategy, fundraising, marketing, product and customer development experience in B2B and B2G aerospace and emerging technology markets.



Charlie Petrie
Product Development

Inventor, designer, and patent holder. Has designed and built field hardened equipment that have stood up to the harsh Alaskan environment. One of which is now patented and has been licensed to a large Cathodic Protection equipment manufacturer.



Dave Arp
Advisor

Financial leader known as a trusted advisor, strategic thinker and cohesive team builder. 20+ years of influencing high level decisions informed by data and a 360 view of organization.



Michael Bloomfield
Advisor

Sage Parts Executive Vice President and President/Board Chairperson at International Airport Equipment Manufacturers' Association.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Tim Fulton	CEO @ Ramper Innovations	2014
Leslie Fulton	Cancer Care Coordinator @ SEARHC	2020

Officers

OFFICER	TITLE	JOINED
Tim Fulton	President Treasurer	2014
Leslie Fulton	Secretary	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Tim Fulton	1,000,001 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2017	$21,345		Other
10/2019	$237,500		Other
05/2020	$3,608		Section 4(a)(2)
06/2020	$68,490		Other
11/2020	$31,196		Other
12/2020	$147,715		Other
12/2020	$6,293		Section 4(a)(2)
09/2021	$100,000		Regulation D, Rule 506(b)
09/2021	$13,648		Other
09/2022	$272,562		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/31/2019	$237,500	5.0%	10.0%	$2,500,000	10/31/2020
09/16/2021	$100,000	5.0%	10.0%	$3,500,000	09/16/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRENT?
Univest Capital	05/02/2017	$21,345	$899	10.14%	05/02/2022	Yes
	05/01/2020	$3,608	$1,764	10.14%	05/01/2022	Yes
Tim Fulton	06/01/2020	$68,490	$68,490	0.43%	12/31/2023	Yes
Tim Fulton	11/30/2020	$31,196	$31,197	0.39%	12/31/2023	Yes
Tim Fulton	12/31/2020	$147,715	$147,715	0.15%	12/31/2023	Yes
SPA PPP Loan	12/31/2020	$6,293	$0	1.0%		
Bank of America	09/21/2021	$13,648	$13,382	0.0%	12/21/2022	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	2,000,000	1,000,001	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	250,000

Risks

Our customer's budget for capital purchases has many stakeholders that could hold up a major purchase for any reason. This would affect our sales projections.

Because of the global nature of our product negotiating the complexities of international shipping, tariffs, duties, taxes, and legal issues is a risk for every market we go into.

When converted the shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our Shares

There is currently isn't and may never be a market for investors to sell their shares directly.

Our agreements with foreign companies may not result in the agreed-to purchases. Moreover, it will be expensive, if not impossible, to enforce those commitments.

Any defects in the products we manufacture, whether caused by a design, manufacturing, or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled orders. If these defects occur, we will incur additional costs, and if in large quantity or too frequent, we may sustain a loss of business, loss of reputation, and may incur liability.

Leslie Fulton is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The cost of having to defend our patents if a foreign entity were to reverse engineer TISABAS.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Establishing a consistent supply chain that does not rely on one supplier. Manufacturing capacity with a quality improvement process to meet demand with a quality product. Quickly and efficiently being able to service and support the product in the field.

Hiring the right people with knowledge, experience, and commitment will be important. Balancing opportunity with sustainability is an important aspect of the company's overall success. Timing and managing growth with the potential of another worldwide event like what we just experienced with Covid 19

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to

its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $3,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ramper Innovations Inc.

- Alaska Corporation
- Organized July 2020
- 1 employees

225 Lakeview Dr

Sitka AK 99835

https://ramperinnovations.com

Business Description

Refer to the Ramper Innovations profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ramper Innovations is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.